Exhibit 2.1

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 4th day of June, 2018 (the “Effective Date”), by and among Amedisys, Inc., a Delaware corporation (the “Purchaser”), and the selling stockholders set forth on Schedule I hereto (each a “Seller” and collectively, the “Sellers”).

RECITALS

WHEREAS, each Seller desires to sell to Purchaser, and Purchaser desires to purchase from such Sellers, shares of common stock, $0.001 par value, of the Purchaser (“Common Stock”) on the terms and conditions set forth in this Agreement (the “Repurchase Transaction”); and

WHEREAS, the Board of Directors of the Purchaser (the “Board”) has delegated authority to consider and approve the Repurchase Transaction to the Special Transaction Committee of the Board (the “Committee”), which consists solely of independent and disinterested directors of the Board and non-employee directors for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and after due consideration, all of the members of the Committee have approved the Repurchase Transaction.

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

SALE AND PURCHASE

Section 1.1 Purchase. Subject to the terms and conditions of this Agreement, on the Effective Date, each of the Sellers, severally and jointly, shall sell, assign, transfer, convey and deliver to the Purchaser the number of shares of Common Stock set forth opposite its name on Schedule I hereto (collectively, the “Shares”), and the Purchaser shall purchase, acquire and accept such number of Shares from such Sellers. The purchase price for the Shares shall be $73.96 per share, resulting in a total purchase price of $178,857,763.84 (the “Purchase Price”). Each of the Sellers fully understands that the Purchase Price of the Shares may be less than the current trading price of the Shares on the NASDAQ Global Select Market.

Section 1.2 Delivery of Shares; Payment. On the Effective Date, (i) the Purchaser shall pay the Purchase Price by wire transfer of immediately available funds to an account designated by the Sellers and (ii) each of the Sellers shall execute and deliver the instruction letter attached hereto as Exhibit A.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, severally and not jointly, hereby makes the following representations and warranties to the Purchaser, each of which is true and correct on the Effective Date and shall survive the Effective Date.

Section 2.1 Existence and Power.

(a) Each Seller has been duly formed, is existing and is in good standing under the laws of the state of its formation and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement by each Seller and the consummation by each Seller of the transactions contemplated hereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to Section 16 or Regulation 13D under the Exchange Act), filing by any Seller with, any governmental authority or regulatory authority, including any stock exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over any Seller; and (ii) except as would not have an adverse effect on the ability of any Seller to consummate the transactions contemplated by this Agreement, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of any Seller or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which any Seller is a party, (B) any Seller’s organizational documents or (C) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, including any stock exchange or self-regulatory organization, governmental authority, arbitrator, mediator or similar body.

Section 2.2 Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by each Seller and, assuming the due execution and delivery of this Agreement by the Purchaser, constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and general principles of equity. Each Seller has duly taken all necessary action to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

Section 2.3 Title to Shares. Each Seller has good and valid title to the Shares free and clear of any lien, encumbrance, pledge, charge, security interest, mortgage, title retention agreement, option, equity or other adverse claim (except for restrictions pursuant to applicable federal and state securities laws), and has not, in whole or in part, (a) assigned, transferred, hypothecated, pledged or otherwise disposed of the Shares or its ownership rights in such Shares or (b) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Shares.

Section 2.4 Status of the Sellers. Each Seller is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, which enables each such Seller to properly evaluate the risks and merits of its participation in the Repurchase Transaction. Each Seller has determined, based on its own independent review (without reliance upon the Purchaser or any of its officers or directors) and such professional advice as it deems appropriate that its consideration of the sale of the Shares to the Purchaser in the Repurchase Transaction and the Purchase Price (i) is fully consistent with its financial needs, objectives and condition, (ii) is the product of arm’s-length negotiations between the Purchaser and such Seller and (iii) complies and is fully consistent with all investment and divestiture policies, guidelines and other restrictions applicable to such Seller.

Section 2.5 Information. Each Seller has (i) reviewed the Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2018, the Purchaser’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 8, 2018, and the Purchaser’s Current Reports on Form 8-K filed with the SEC after December 31, 2017, and the other filings made by the Purchaser with the SEC, information and reports furnished by the Purchaser, other publicly available information regarding the Purchaser, and such other information that it and its advisers deem necessary and sufficient to make its decision to enter into this Agreement, (ii) had the opportunity to ask questions of and receive answers from the Purchaser directly about such matters as each Seller deems appropriate in order for it to properly evaluate the Repurchase Transaction and (iii) conducted and completed its own independent due diligence with respect to the Repurchase Transaction.

The Purchaser has informed each Seller that the Purchaser may possess material non-public information (“MNPI”) regarding the financial condition and business of the Purchaser and certain other matters. To the extent such MNPI exists, when it is eventually available and disclosed publicly, such MNPI may cause the market price of the Purchaser’s Common Stock to increase or decrease substantially. Each Seller understands, based on its experience, the disadvantage to which such Seller is subject due to the potential disparity of information between the Purchaser and such Seller (and if such Seller was in possession of some or all of any such MNPI, such Seller might not sell the Shares to the Purchaser). Each Seller acknowledges that it is deemed to have the knowledge of the Purchaser’s business and affairs held by Nathaniel M. Zilkha, the director of the Purchaser appointed to the Board at the request of KKR Asset Management LLC, an affiliate of the Sellers. Based on such information and investigation as such Seller has deemed appropriate and without reliance upon any MNPI that the Purchaser may have, each Seller has independently made its own analysis and decision to enter into the Repurchase Transaction. Each Seller is relying exclusively on its own sources of information, investment analysis and due diligence (including such professional advice as it deems appropriate) with respect to the Repurchase Transaction, the Shares and the business, condition (financial and otherwise), management, operations and prospects of the Purchaser, including but not limited to all business, legal, regulatory, accounting and tax matters. Each of the Sellers hereby waives and releases all claims and causes of action that it has or may have against the Purchaser or any of its directors, officers, employees, affiliates or agents based upon, relating to or arising out of the disclosure or nondisclosure of such MNPI in connection with the Repurchase Transaction.

Section 2.6 Purchaser’s Reliance. Each Seller acknowledges and agrees that the Purchaser is relying on each Seller’s representations, warranties and agreements herein in proceeding with the Repurchase Transaction. Without such representations, warranties and agreements, the Purchaser would not engage in the Repurchase Transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes the following representations and warranties to the Sellers, each of which is true and correct on the Effective Date and shall survive the Effective Date.

Section 3.1 Existence and Power.

(a) The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power, authority and capacity to execute and deliver this Agreement, to perform the Purchaser’s obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby (i) do not require, except as have been obtained prior to the Effective Date, the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to the Exchange Act or filings required by the NASDAQ Global Select Market) filing by the Purchaser with, any governmental or regulatory authority, including any stock exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over the Purchaser or any of its subsidiaries; and (ii) except as would not have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of the Purchaser, any of the Purchaser’s subsidiaries or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Purchaser or any of its subsidiaries is a party, (B) the Purchaser’s or any of its subsidiaries’ organizational documents or (C) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, including any stock exchange or self-regulatory organization, governmental authority, arbitrator, mediator or similar body.

Section 3.2 Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due execution and delivery of this Agreement by each Seller, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and general principles of equity. This Agreement and the purchase of the Shares contemplated hereby have been approved by the unanimous approval of the Committee, each member of which is disinterested with respect to this Agreement and the transactions contemplated hereby. Such approval shall comply with Rule 16b-3 of the Exchange Act. The Purchaser has duly taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

Section 3.3 Sufficient Funds. The Purchaser has, as of the Effective Date, access to legally available funds sufficient to consummate the transactions contemplated by this Agreement. The Repurchase Transaction will be effectuated in compliance with Section 160 of the Delaware General Corporation Law (“DGCL”), and the capital of the Purchaser is not “impaired” and the transactions contemplated hereby will not cause any “impairment” to the capital of the Purchaser, within the meaning of Section 160 of the DGCL.

Section 3.4 Sophistication of the Purchaser. The Purchaser acknowledges and agrees that, except as set forth in this Agreement, the Sellers are not making any express or implied warranties in connection with the Repurchase Transaction. The Purchaser has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the Repurchase Transaction and of making an informed investment decision. The Purchaser and/or the Purchaser’s advisor(s) have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Sellers concerning the Shares and the Sellers and all such questions have been answered to the Purchaser’s full satisfaction. The Purchaser is not relying on the Sellers with respect to the tax and other economic considerations of the Repurchase Transaction, and the Purchaser has relied on the advice of, or has consulted with, the Purchaser’s own advisors.

Section 3.5 Litigation. There are no pending actions, suits or proceedings against or affecting the Purchaser or any of its subsidiaries that, if determined adversely, would reasonably be expected to delay or interfere with the consummation of the transactions contemplated hereby, and no such actions, suits or proceedings are, to the knowledge of the Purchaser, threatened.

ARTICLE IV

MISCELLANEOUS PROVISIONS

Section 4.1 Sellers’ Public Filing. Promptly following the Effective Date, the Sellers shall cause to be filed with the SEC an amendment to their most recently filed Schedule 13D (the “Schedule 13D Amendment”), and, prior to filing such Schedule 13D Amendment with the SEC, will provide the Purchaser and its counsel a reasonable opportunity to review and comment on the Schedule 13D Amendment.

Section 4.2 Notice. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, delivered by electronic mail, mailed first class mail (postage prepaid) with return receipt requested or sent by reputable overnight courier service (charges prepaid) to the address and to the attention of the person set forth in this Agreement. Notices will be deemed to have been given hereunder (i) as of the date delivered when delivered personally, (ii) on the date the delivering party receives confirmation, if delivered by electronic mail, (iii) three business days after deposit in the U.S. mail postage prepaid with return receipt requested and (iv) two business days after deposit postage prepaid with a reputable overnight courier service for delivery on the next business day.

If to the Purchaser, to:

Amedisys, Inc.

209 10th Avenue South, Suite 512

Nashville, TN 37203

Attn: Scott G. Ginn, Chief Financial Officer

Email: scott.ginn@amedisys.com

with a copy to:

Nelson Mullins Riley & Scarborough LLP

One Nashville Place, Suite 1100

Nashville, TN 37219

Attn: Lori B. Metrock

Email: lori.metrock@nelsonmullins.com

if to the Sellers, to:

KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Attn: General Counsel

Email: creditlegal@kkr.com

with a copy to:

Fried Frank Harris Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attn: Robert Schwenkel

Email: robert.schwenkel@friedfrank.com

Section 4.3 Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior written and contemporaneous oral agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

Section 4.4 Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns.

Section 4.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile or electronic transmission shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 4.6 Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of Delaware, without giving effect to principles of conflicts of laws. Each party hereto waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby.

Section 4.7 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 4.8 Waiver; Consent. This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto.

Section 4.9 No Broker. Except as previously disclosed to each other party, no party has engaged any third party as broker or finder or incurred or become obligated to pay any broker’s commission or finder’s fee in connection with the transactions contemplated by this Agreement.

Section 4.10 Further Assurances. Each party hereto hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement as may be reasonably necessary in order to accomplish the Repurchase Transaction.

Section 4.11 Costs and Expenses. Each party hereto shall each pay its own respective costs and expenses, including, without limitation, any commission or finder’s fee to any broker or finder, incurred in connection with the negotiation, preparation, execution and performance of this Agreement.

Section 4.12 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 4.13 Time of Essence. Time is of the essence in the performance of each and every term of this Agreement.

Section 4.14 Captions. The article and section captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

Section 4.15 Public Announcement. Subject to each party’s disclosure obligations imposed by law or obligations pursuant to any listing agreement with any securities exchange or the requirements of any self-regulatory organization, each of the parties hereto will cooperate with each other party in the development and dissemination of all public news releases and other public information containing disclosures with respect to this Agreement and any of the transactions contemplated by this Agreement, and no party hereto will make any such news release or public disclosure without first consulting with each other party hereto and receiving such party’s consent (which shall not be unreasonably withheld, delayed or conditioned), and each party shall coordinate with each other party with respect to any such news release or public disclosure.

Section 4.16 Specific Performance. The parties acknowledge and agree that a party could not be made whole by monetary damages in the event that any of the provisions of this Agreement are not performed by each other party in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, in any such event, the parties shall be entitled to seek an injunction or injunctions to specifically enforce the terms and provisions hereof in an action instituted in any court of the State of Delaware having subject matter jurisdiction in respect thereof, and the parties further hereby agree to waive any requirement for the securing or posting of a bond in connection with the obtaining of such injunctive or other equitable relief.

Section 4.17 Board Member/Nominee. For a period of at least twelve (12) months following the Effective Date (the “KKR Board Service Term”), Nathaniel M. Zilkha shall remain on the Board of the Purchaser; provided, however, that if Mr. Zilkha is unable to serve as a director of the Purchaser for the full KKR Board Service Term, then KKR Credit Advisors (US) LLC (“KKR Credit”) shall designate to the Purchaser’s Nominating and Corporate Governance Committee (the “Nominating Committee”) a person to serve on Purchaser’s Board for the remainder of the KKR Board Service Term, subject to the prior approval of the Nominating Committee.

Section 4.18 Voluntary Execution of Agreement. This Agreement is executed voluntarily, without any duress or undue influence on the part of any party or on behalf of any party. Each of the Purchaser and the Sellers acknowledge that (a) they have read and understand the terms and consequences of this Agreement; (b) they have been represented in the preparation, negotiation and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel; and (c) they are fully aware of the legal and binding effect of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

THE PURCHASER:

AMEDISYS, INC.

By:	/s/ Scott G. Ginn
Name:	Scott G. Ginn
Title:	CFO

THE SELLERS:

Spruce Investors Limited

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

KKR Financial Holdings III, LLC

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

8 Capital Partners L.P.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

KKR Income Opportunities Fund

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

[Signature Page to Share Repurchase Agreement]

Maryland State Retirement and Pension System

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

KKR Strategic Capital Institutional Fund, Ltd.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

KKR-PBPR Capital Partners L.P.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

[Signature Page to Share Repurchase Agreement]

Schedule I

Seller	Number of Shares
Spruce Investors Limited	1,316,716
KKR Financial Holdings III, LLC	368,596
8 Capital Partners L.P.	311,751
KKR Income Opportunities Fund	271,040
Maryland State Retirement and Pension System	128,072
KKR Strategic Capital Institutional Fund, Ltd.	19,120
KKR-PBPR Capital Partners L.P.	3,009

EXHIBIT A

Form of Instruction Letter

                    , 2018

By Email

American Stock Transfer Shareholder Services

Ladies and Gentlemen:

The undersigned has conveyed, assigned and transferred [            ] shares of common stock of Amedisys, Inc. (the “Company”) back to the Company. Accordingly, please accept this letter as a formal instruction requesting the cancellation of [            ] shares of Company common stock registered in the name of the undersigned. The Company hereby retires all of the foregoing shares it has purchased from the undersigned and instructs you to credit such shares back to the Company’s treasury account.

Sincerely,

Name of Seller:

Signature of Seller:

Name of Signatory of Seller:

Title of Signatory (only for entities):

ACKNOWLEDGED AND AGREED:

Amedisys, Inc.

By:
Name:
Title:

cc: